Paul J. Sarvadi
Chairman of the Board and Chief Executive Officer
281/348-3270 281/348-3708 (FAX)
Paul_Sarvadi@administaff.com
VIA EDGAR and U.S. MAIL
August 14, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3720
100 F. Street, NE
Washington, D.C. 20549

Re:	Administaff, Inc. Form 10-K for the period ended December 31, 2007 File No. 1-13998
Dear Mr. Spirgel:
We are responding to comments received from the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 7, 2008 regarding the referenced Report on Form 10-K (“Report”) filed by Administaff, Inc. (“Administaff,” or the “Company”). As noted below, Administaff will undertake to incorporate the Staff’s comments in its future filings under the Securities and Exchange Act of 1934 (the “1934 Act”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
Exhibits
Consent of Independent Registered Public Accounting Firm, Exhibit 23.1
1.	Please confirm that your auditor’s consent was signed on February 4, 2008, as opposed to February 4, 2007 (the date actually reflected on the filed consent).
     Administaff Response:
The Company’s auditor signed the consent on February 4, 2008.

Mr. Larry Spirgel
August 14, 2008

Compensation Discussion and Analysis, page 10
Determination of Compensation Amounts and Formulas, page 11
2.	We note your use of an executive compensation study which included an analysis of a peer group of companies. We also note your use of tally sheets in your compensation determinations. In future filings, discuss in more specific detail how this information was used in determining your total compensation package for your named executive officers. For example, if you targeted your total compensation for your named executive officers at the median for the total compensation paid at the peer group of companies, indicate so.
     Administaff Response:
Pursuant to the Staff’s comment, Administaff will discuss, in more specific detail, how peer group information and tally sheets are used in determining the total compensation package for the named executive officers.
Pursuant to the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, in addition to filing via EDGAR, we are faxing a courtesy copy of this letter of response. If you have any questions regarding our responses or require further information, please contact Dan Herink, Senior Vice President of Legal, General Counsel and Secretary, at 281-312-3364, or me at 281-348-3270.

Sincerely,
/s/ Paul J. Sarvadi

Paul J. Sarvadi Chairman of the Board and Chief Executive Officer

copy to:	Collin Webster, Staff Attorney Division of Corporation Finance via facsimile: 202-772-9205